

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-Mail
Adam Finerman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Re: Anworth Mortgage Asset Corporation
PREC14A filed April 4, 2014
Filed by Western Investment LLC, et. al
File No. 001-13709

Dear Mr. Finerman:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A filed on April 4, 2014</u>

<u>General</u>

1. To the extent that there were any contacts or communications between you and your affiliates and Anworth before you commenced this solicitation, please include a background section in the proxy statement to describe them,

2. In several places in the proxy statement including on the first page, you refer to yourself as a "significant stockholder of Anworth." Where you so characterize your holdings, note that you collectively own a 3.7% stake in Anworth.

3. Refer to the following statement on the first page of the proxy statement: "We have taken a stance with 38 issuers since 2004, with virtually all situations resulting in significant

pro-stockholder action by the issuer." Provide clarification and support for this assertion. For example, identify the 38 issuers to whom you refer and describe the kind of "pro-stockholder action" to which you refer. In addition, where appropriate, support your assertion that you were the catalyst for any positive changes. We may have further comments.

4. Throughout the proxy statement, you advocate liquidating the REIT's assets and dissolving the REIT as one possible alternative for returning shareholder value. Briefly summarize this process, including how long it may take and the steps needed to accomplish it. For example, would dissolution need to be approved by shareholders? What would be the next steps if approved? How long could the process take?

5. See our last comment above. Besides the option of dissolving the REIT, you also advocate in several places through the proxy statement "exploring other strategic opportunities to return value back to the REIT's stockholders." Please generally describe the other alternative transactions you believe should be explored in this regard.

Reasons for the Solicitation

6. We note your assertion that "[t]he Board has also failed to adequately address the high fees collected by the REIT's manager, despite the REIT's continued poor performance and persistent discount to NAV." Please note that the relevant management fee agreement was subject to the vote of the shareholders of Anworth and was approved at the 2011 annual meeting.

Proposal No. 1: Election of Directors

7. You are soliciting on behalf of a slate of five nominees but six director slots will be filled at the annual meeting. Note in this section that shareholders who grant you a proxy will lose the ability to vote for a full slate of directors (we note the disclosure to that effect in the Appendix but believe it should be highlighted here as well).

8. Address the possibility that a minority of your candidates are elected to the board. Note that in this scenario, you would not control the future of the REIT going forward. What would be your nominees' plan of action if they represent a minority of the board after the election?

9. See our last comment above. Revise the last sentence of the first paragraph in this section to note that your nominees will constitute a majority of the board only if more than three are elected.

10. Refer to the disclosure in brackets in the first paragraph of this section. Why is this statement about the timeliness of your nominations bracketed? In this regard, we note the

disclosure in Anworth's proxy statement that your letter was received outside the relevant 30-day "window period" under the REIT's governing instruments. Please provide support for your bracketed assertion about the timeliness of your nominations or explain how you intend to proceed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions